Flutterpads, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Flutterpads, Inc.
Balance Sheet

Balance Sheet

Accrual Basis

As of December 31, 2022

	Dec 31, 22	
ASSETS		
Current Assets		
Checking/Savings		
1020 · Cash in bank		
1021 · BOA 4338	1,475.05	
1022 · BOA 0007	10,502.72	
1023 · BOA 4788	81,549.23	
Total 1020 · Cash in bank		93,527.00
Total Checking/Savings		93,527.00
Other Current Assets		
1110 · Construction Holdback		
1112 · 2311 Cove Ave	171,055.50	
Total 1110 · Construction Holdback		171,055.50
1202 · Loan Escrow - California		3,217.57
1221 · Receivable from ACCC		35,637.48
1300 · Inventory		
1310 · 211 E. California Ave #B11	48,268.91	
1321 · 2311 Cove Ave	3,832,310.41	
Total 1300 · Inventory		3,880,579.32
1330 · Investment - ACC 1428 Kenmore		
1331 · Inventory - 1428 Kenmore Ave	1,694,796.00	
1332 · Loan Payable - Kenmore	-1,387,500.00	
1333 · Construction Holdback - Kenmore	160,050.00	
1334 · Other Investment in LLC	1,359.57	
Total 1330 · Investment - ACC 1428 Kenmore		468,705.57
Total Other Current Assets		4,559,195.44
Total Current Assets		4,652,722.44
Fixed Assets		
1500 · Fixed asset		
1510 · Land	202,590.46	
1520 · Building	124,168.34	
1525 · Improvement	35,623.37	
1530 · Machine & Equipment	4,550.00	
1540 · Automobile	3,200.00	
1541 · FF&E	150,370.45	
1550 · Building - Barton	637,606.61	
1551 · Land - Barton	1,376,870.04	
1560 · Building - Kingswell	1,022,259.34	
1561 · Land - Kingswell	1,009,294.69	
Total 1500 · Fixed asset		4,566,533.30
1600 · Accumulated Depreciation		
1620 · Building	-28,044.00	
1630 · Machine & Equipment	-4,550.00	
1640 · Automobile	-3,199.00	
1641 · FF&E	-126,952.00	
1650 · Building - Barton	-16,423.00	
1660 · Building - Kingswell	-7,744.00	
Total 1600 · Accumulated Depreciation		-186,912.00
Total Fixed Assets		4,379,621.30
Other Assets		
1490 · Joint Venture Project Prapaniku		660,000.00
1700 · Website Development		48,930.00
1750 · Loan Fee		203,515.63

Unaudited

Balance Sheet
As of December 31, 2022

	Dec 31, 22
1800 · Accumulated Amortization	
1810 · Website Development	-16,318.00
1820 · Loan Fee	-51,621.00
Total 1800 · Accumulated Amortization	-67,939.00
Total Other Assets	844,506.63
TOTAL ASSETS	**9,876,850.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2450 · Due to Officer	71,089.87
2570 · Accrued Interest Payable	31,759.69
2800 · Loan Payable (ST)	
2807 · Argentini Holdings (Mary St)	1,850,000.00
2824 · Pacific City Bank - Barton	1,755,000.00
2825 · Pacific Ciy Bank - California	492,000.00
2827 · FCI DES - Cove	2,262,000.00
2828 · Fay Servicing - Kingswell	1,640,000.00
Total 2800 · Loan Payable (ST)	7,999,000.00
Total Other Current Liabilities	8,101,849.56
Total Current Liabilities	8,101,849.56
Long Term Liabilities	
2850 · Loan Payable (LT)	
2851 · Richard D. George	1,600,000.00
2852 · Xing Han	45,684.42
2854 · EIDL	672,000.00
2855 · Loan Payable - Webbank	81,825.75
Total 2850 · Loan Payable (LT)	2,399,510.17
2900 · Security Deposit - Kenwood	8,730.72
Total Long Term Liabilities	2,408,240.89
Total Liabilities	10,510,090.45
Equity	
3100 · Capital Stock	
3110 · Daniel Ameer - IRA	44,250.00
3120 · Quazi Ameer - IRA	280,000.00
Total 3100 · Capital Stock	324,250.00
3900 · Retained Earnings	-958,983.58
Net Income	1,493.50
Total Equity	-633,240.08
TOTAL LIABILITIES & EQUITY	**9,876,850.37**

Unaudited

Balance Sheet
As of December 31, 2023

ASSETS
Current Assets

Checking/Savings		
1020 · Cash in bank		
1021 · BOA 4338	3,675.68	
1022 · BOA 0007	180,227.91	
1023 · BOA 4788	2,338.16	
Total 1020 · Cash in bank		186,241.75
Total Checking/Savings		**186,241.75**
Other Current Assets		
1110 · Construction Holdback 1112 · 2311 Cove Ave	259,002.00	
Total 1110 · Construction Holdback		259,002.00
1202 · Loan Escrow - California		3,217.57
1221 · Receivable from ACCC		18,550.48
1300 · Inventory		
1310 · 211 E. California Ave #B11	49,475.63	
1321 · 2311 Cove Ave	3,928,118.17	
Total 1300 · Inventory		**3,977,593.80**
1330 · Investment - ACC 1428 Kenmore		
1331 · Inventory - 1428 Kenmore Ave	1,901,217.15	
1332 · Loan Payable - Kenmore	-1,547,550.00	
1333 · Construction Holdback - Kenmore	0.00	
1334 · Other Investment in LLC	1,228.50	
Total 1330 · Investment - ACC 1428 Kenmore		354,895.65
Total Other Current Assets		**4,613,259.50**
Total Current Assets		**4,799,501.25**
Fixed Assets		
1500 · Fixed asset		
1510 · Land	202,590.46	
1520 · Building	124,168.34	
1525 · Improvement	43,088.42	
1530 · Machine & Equipment	12,415.00	
1540 · Automobile	3,200.00	
1541 · FF&E	175,800.82	
1550 · Building - Barton	717,886.49	
1551 · Land - Barton	1,376,870.04	
1560 · Building - Kingswell	1,222,259.34	
1561 · Land - Kingswell	1,009,294.69	
Total 1500 · Fixed asset		**4,887,573.60**
1600 · Accumulated Depreciation		
1620 · Building	-31,274.00	
1630 · Machine & Equipment	-11,550.00	
1640 · Automobile	-1,333.00	
1641 · FF&E	-31,952.00	
1650 · Building - Barton	-16,423.00	
1660 · Building - Kingswell	-7,744.00	
Total 1600 · Accumulated Depreciation		**-100,276.00**
Total Fixed Assets		4,787,297.60
Other Assets		
1490 · Joint Venture Project Prapaniku		660,000.00
1700 · Website Development		138,825.00
1750 · Loan Fee		121,825.62

		31-Dec-23
1800 · Accumulated Amortization		
1810 · Website Development		-43,710.00
1820 · Loan Fee		-41,053.92
Total 1800 · Accumulated Amortization		-84,763.92
Total Other Assets		**835,886.70**
TOTAL ASSETS		**10,422,685.55**

Balance Sheet
As of December 31, 2023

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Other Current Liabilities	
2450 · Due to Officer	87,450.45
2570 · Accrued Interest Payable	33,359.19
2800 · Loan Payable (ST)	
2807 · Argentini Holdings (Mary St)	1,850,000.00
2824 · Pacific City Bank - Barton	1,755,000.00
2825 · Pacific Ciy Bank - California	492,000.00
2827 · FCI DES - Cove	2,252,000.00
2828 · Fay Servicing - Kingswell	1,640,000.00
Total 2800 · Loan Payable (ST)	7,989,000.00
Total Other Current Liabilities	8,109,809.64
Total Current Liabilities	**8,109,809.64**
Long Term Liabilities	
2850 · Loan Payable (LT)	1,250,000.00
2851 · Richard D. George	
2852 · Argentini Holdings, LLC	880,000.00
2854 · EIDL	672,000.00
2855 · Loan Payable - Webbank	21,929.11
Total 2850 · Loan Payable (LT)	**2,823,929.11**
2900 · Security Deposit - Kenwood	7,905.00
Total Long Term Liabilities	**2,831,834.11**
Total Liabilities	**10,941,643.75**
Equity	
3100 · Capital Stock	
3110 · Daniel Ameer - IRA	44,250.00
3120 · Quazi Ameer - IRA	280,000.00
Total 3100 · Capital Stock	**324,250.00**
3900 · Retained Earnings	-694,637.69
Net Income	264,345.89
Total Equity	**-518,958.20**
TOTAL LIABILITIES & EQUITY	**10,422,685.55**

Flutterpads, Inc.
Income Statement

Profit & Loss

January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
4300 · Rental Income	413,101.13
4500 · Consulting Income	71,308.76
4700 · Construction Income	863,571.15
Total Income	1,347,981.04
Cost of Goods Sold	
5000 · Cost of goods sold	726,787.66
Total COGS	726,787.66
Gross Profit	621,193.38
Expense	
6000 · Accounting	10,230.00
6020 · Amortization Expense	17,526.00
6060 · Bank charges	574.37
6110 · Cleaning	5,157.50
6170 · Depreciation Expense	157,021.00
6270 · HOA Dues	4,603.68
6460 · Legal and professional	29,718.00
6465 · Management Fee	6,771.82
6466 · Marketing	49,075.88
6600 · Office expense	4,200.17
6610 · Outside services	499.00
6700 · Repairs and Maintenance	484.86
6810 · Supplies	10.00
6820 · Taxes and license	
6840 · Local property taxes	18,777.77
Total 6820 · Taxes and license	18,777.77
6880 · Telephone	1,175.89
6930 · Utilities	1,691.68
Total Expense	307,517.62
Net Ordinary Income	313,675.76
Other Income/Expense	
Other Expense	
8100 · Interest Expense	310,582.26
8200 · Provision for Income Tax	
8220 · State	1,600.00
Total 8200 · Provision for Income Tax	1,600.00
Total Other Expense	312,182.26
Net Other Income	-312,182.26
Net Income	1,493.50

Unaudited

Profit & Loss

Jan 1 - Dec 31, 2023

Ordinary Income/Expense		
Income		
4300 · Rental Income		457,351.45
4500 · Consulting Income		171,308.76
4700 · Construction Income		1,255,571.15
Total Income		**1,884,231.36**
Cost of Goods Sold		
5000 · Cost of goods sold		812,954.13
Total COGS		**812,954.13**
Gross Profit		**1,071,277.23**
Expense		
6000 · Accounting		12,888.00
6020 · Amortization Expense		39,772.00
6060 · Bank charges		804.52
6110 · Cleaning		917.45
6170 · Depreciation Expense		157,021.00
6270 · HOA Dues		4,603.68
6460 · Legal and professional		87,960.00
6465 · Management Fee		16,771.82
6466 · Marketing		79,155.63
6600 · Office expense		4,874.82
6610 · Outside services		1799.00
6700 · Repairs and Maintenance		2377.08
6810 · Supplies		358.00
6820 · Taxes and license		
6840 · Local property taxes	18,777.77	
Total 6820 · Taxes and license		18,777.77
6880 · Telephone		1,175.89
6930 · Utilities		6,022.80
Total Expense		**435,279.46**
Net Ordinary Income		**635,997.77**
Other Income/Expense		
Other Expense		370,051.88
8100 · Interest Expense		
8200 · Provision for Income Tax		
8220 · State	1,600.00	
Total 8200 · Provision for Income Tax		1,600.00
Total Other Expense		371,651.88
Net Other Income		-371,651.88
Net Income		**264,345.89**

Flutterpads, Inc.
Statement of Cash Flows

Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	1,493.50
Adjustments to reconcile Net Income to net cash provided by operations:	
1112 · 2311 Cove Ave	199,194.50
1116 · 6036 Barton Ave	212,500.00
1117 · 4530 Kingswell Ave	225,000.00
1221 · Receivable from ACCC	-2,400.00
1310 · 211 E. California Ave #B11	-48,268.91
1321 · 2311 Cove Ave	-213,798.82
1326 · 6036 Barton Ave	1,927,910.65
1327 · 4530 Kingswell Ave	1,421,489.96
1331 · Inventory - 1428 Kenmore Ave	-259,165.09
1333 · Construction Holdback - Kenmore	64,950.00
2611 · Customer Deposit	-568,910.44
2612 · Management Expense	519,551.17
2450 · Due to Officer	100,000.00
2570 · Accrued Interest Payable	23,637.71
2814 · BSI Financial - Calfornia Ave	-303,539.44
2816 · Superior Loan Servicing - Cove	-2,225,000.00
2820 · BSI Financial - Barton	-1,487,500.00
2821 · Loan Payable - Kingswell	-1,395,000.00
2824 · Pacific City Bank - Barton	1,755,000.00
2825 · Pacific Ciy Bank - California	492,000.00
2827 · FCI DES - Cove	2,262,000.00
2828 · Fay Servicing - Kingswell	1,640,000.00
Net cash provided by Operating Activities	4,341,144.79
INVESTING ACTIVITIES	
1541 · FF&E	-150,370.45
1550 · Building - Barton	-637,606.61
1551 · Land - Barton	-1,376,870.04
1560 · Building - Kingswell	-1,022,259.34
1561 · Land - Kingswell	-1,009,294.69
1620 · Building	5,810.00
1640 · Automobile	92.00
1641 · FF&E	126,952.00
1650 · Building - Barton	16,423.00
1660 · Building - Kingswell	7,744.00
1700 · Website Development	-39,930.00
1750 · Loan Fee	-118,568.82
1810 · Website Development	8,360.00
1820 · Loan Fee	9,166.00
Net cash provided by Investing Activities	-4,180,352.95
FINANCING ACTIVITIES	
2851 · Richard D. George	-500,000.00
2852 · Xing Han	-93,454.51
2854 · EIDL	172,000.00
2855 · Loan Payable - Webbank	81,825.75
Net cash provided by Financing Activities	-339,628.76
Net cash increase for period	-178,836.92
Cash at beginning of period	272,363.92
Cash at end of period	**93,527.00**

Unaudited

Statement of Cash Flows
Jan 1 - Dec 31, 2023

OPERATING ACTIVITIES		
Net Income	264,345.89	
Adjustments to reconcile Net Income to net cash provided by operations:		
1112 · 2311 Cove Ave	199,194.50	
1116 · 6036 Barton Ave	212,500.00	
1117 · 4530 Kingswell Ave	225,000.00	
1221 · Receivable from ACCC	-2,400.00	
1310 · 211 E. California Ave #B11	-48,268.91	
1321 · 2311 Cove Ave	-213,798.82	
1326 · 6036 Barton Ave	1,927,910.65	
1327 · 4530 Kingswell Ave	1,421,489.96	
1331 · Inventory - 1428 Kenmore Ave	-351,165.09	
1333 · Construction Holdback - Kenmore	64,950.00	
2611 · Customer Deposit	-568,910.44	
2612 · Management Expense	519,551.17	
2450 · Due to Officer	100,000.00	
2570 · Accrued Interest Payable	23,637.71	
2814 · BSI Financial - Calfornia Ave	-303,539.44	
2816 · Superior Loan Servicing - Cove	-2,225,000.00	
2820 · BSI Financial - Barton	-1,487,500.00	
2821 · Loan Payable - Kingswell	-1,395,000.00	
2824 · Pacific City Bank - Barton	1,755,000.00	
2825 · Pacific Ciy Bank - California	492,000.00	
2827 · FCI DES - Cove	2,262,000.00	
2828 · Fay Servicing - Kingswell	1,600,000.00	
Net cash provided by Operating Activities		**4,471,997.18**
INVESTING ACTIVITIES		
1541 · FF&E	-150,370.45	
1550 · Building - Barton	-637,606.61	
1551 · Land - Barton	-1,376,870.04	
1560 · Building - Kingswell	-1,022,259.34	
1561 · Land - Kingswell	-1,009,294.69	
1620 · Building	5,810.00	
1640 · Automobile	8836.92	
1641 · FF&E	126,952.00	
1650 · Building - Barton	9,423.00	
1660 · Building - Kingswell	7,744.00	
1700 · Website Development	-39,930.00	
1750 · Loan Fee	-118,568.82	
1810 · Website Development	8,360.00	
1820 · Loan Fee	10,762.69	
Net cash provided by Investing Activities		**-4,177,011.34**
FINANCING ACTIVITIES		
2851 · Richard D. George	-600,000.00	
2852 · Xing Han	-87,648.51	
2854 · EIDL	172,000.00	
2855 · Loan Payable - Webbank	41,825.75	
Net cash provided by Financing Activities	-473,822.76	
Net cash increase for period	-178,836.92	
Cash at beginning of period	272,363.92	
Cash at end of period		**93,527.00**

Flutterpads, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2022	Year Ended Dec, 2023
Opening Balance	-$634,733.58	-$633,240.08
Net profit/loss	$1,493.50	$264,345.89
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$633,240.08	-$518,958.20

Flutterpads, Inc.

Unaudited

Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Flutterpads, Inc. (the "Company") is a corporation organized in September 2023 under the laws of Delaware. Adaptive Capital Corporation was the predecessor company that was founded in 2015. Adaptive Capital Corporation pivoted from being in the real estate construction and development business to an extended-stay rental business in the second quarter of 2022, when FlutterPads began operating without officially incorporating. In September 2023, Flutterpads, Inc was incorporated and the business began operating through Flutterpads, Inc. The financials of Adaptive Capital Corporation are consolidated into these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.